Exhibit 99.1

Sapiens Hosts Global Client Conference in Vienna, Empowering Insurers to Lead Market Change

Event brings insurance leaders together to share strategies for growth, agility, and business impact

Rochelle Park, N.J., May 15, 2025 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that its annual International Client Conference was held this week from May 12–14, 2025, in Vienna, Austria. The event brought together insurance customers, prospects, and partners from around the world for three days dedicated to business strategy, technology innovation, and peer-to-peer collaboration.

This year’s conference, themed Compose Your Future, reflected Sapiens’ ongoing commitment to equipping insurers with the tools and insights needed to lead in a fast-changing market. Set against Vienna’s cultural richness, the event offered a compelling platform for insurers to explore practical ways to drive operational efficiency, improve customer experiences, and position their businesses for long-term growth.

The agenda included plenary sessions addressing market trends, strategic product roadmaps, and real-world success stories from insurance organizations leveraging SaaS, cloud, and AI-driven initiatives to increase business agility. The event featured an outstanding lineup of industry leaders, including Patrice Amann of Microsoft, Nicolas Michellod and Craig Beattie of Celent, Lorenzo Chan Jr of Pioneer Group, Itay Talgam, internationally acclaimed conductor and leadership expert, and Anders Indset, Norwegian philosopher and deep-tech investor.

Conference attendees had opportunities to engage in deep-dive sessions tailored to Property & Casualty, Reinsurance, and Life & Pensions markets. These sessions focused on actionable strategies for embracing modern core systems, enhancing risk management, and capitalizing on emerging technologies to better serve policyholders and stakeholders alike.

“Our annual client conference is more than a showcase of technology; it’s about business outcomes,” said Yaffa Cohen-Ifrah, Sapiens CMO and Head of Investor Relations. “We are focused on helping our customers navigate industry shifts, drive measurable improvements, and seize new opportunities. This event is an important forum for sharing ideas and forging partnerships that fuel business success.”

Networking was a key element of the conference experience, with formal and informal opportunities to connect, share insights, and build lasting professional relationships. Evening events, including a gala dinner at Vienna’s historic Palais Ferstel, provided the perfect setting for collaboration and celebration.

The conference also spotlighted technology partners and sponsors, including Microsoft, FRISS, Swiss Re, K2view, and Cognizant, whose solutions complement and enhance Sapiens’ offerings by helping insurers improve data management, accelerate digital transformation, and streamline business processes.

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com